October 11, 2024 Via E-mail Attention: Division of Corporation Finance Office of Industrial Applications and Services	Andrew B. Stewart Direct Phone 236-317-5567 Direct Fax 778-357-3372 abstewart@cozen.com

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re: Aduro Clean Technologies Inc. ("Aduro" or the "Company") - CIK No. 0001863934
File No. 333-280955
Revised Testing-the-Waters Materials

Dear Sirs:

We are counsel to Aduro. On behalf of the Company, we are enclosing the updated versions of the testing-the-waters materials to be used in connection with the proposed offering of the Company. The materials have been revised in response to the oral comments of the staff (the "Staff") of the Division of Corporate Finance at the Securities and Exchange Commission received by telephone call on October 1, 2024.

We trust that the Staff will find the foregoing to be in order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

COZEN O'CONNOR

By:  /s/ Andrew B. Stewart

ABS

Encl.

cc: Ofer Vicus, Chief Executive Officer

cc: Mena Beshay, Chief Financial Officer

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